Exhibit 99.1

Aurora Cannabis Provides Corporate Update for the Fourth Quarter of Fiscal 2019

TSX | NYSE: ACB

EDMONTON, Aug. 6, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, today provided a corporate update on selected financial metrics for the fourth quarter of the Company's Fiscal 2019 ("Q4 2019") period ended June 30, 2019. This reiteration of guidance and clarification of operations is intended to update our investors as Aurora continues to demonstrate leadership in transparency and disclosure as the industry navigates throughs periods of volatility. Full results will be published prior to September 15, 2019, details for which will be provided in advance.

Based on a preliminary (unaudited) review, the Company anticipates net revenues for the quarter ended June 30, 2019 of between $100 million and $107 million (net of excise taxes), compared to $19.1 million in the period ended June 30, 2018, and compared to $65.1 million for the previous quarter ended March 31, 2019.  Fiscal Q4 2019 net cannabis revenue is expected to be between $90 million and $95 million, with growth anticipated across all key business segments including medical, both Canadian and international, and consumer markets.  The Company anticipates total net revenues for the fiscal year ended June 30, 2019 to be between $249 million - $256 million. The Company expects to report that production available for sale for Q4 2019 will be at the upper end of the range between 25,000 kg and 30,000 kg, ahead of previous guidance of 25,000 kgs.

These production and revenue estimates reflect strong delivery against corporate Key Performance Indicators ("KPIs"), the financial metrics the Company uses to evaluate the business on a day-to-day basis. The Company also expects to report sequential quarterly improvements in these KPIs, in particular: gross margins, kilograms of cannabis sold and cash costs per gram produced. The Company continues to track toward positive adjusted EBITDA, and in particular adjusted EBITDA from cannabis operations.

From the beginning, the Company's core philosophy of "purpose-built facilities" has focused on high quality  cultivation of medical grade cannabis globally.  This approach is validated by material growth in production and revenue and continued improvement in the above KPIs. Aurora's management team and Board of Directors continue to drive a culture rooted in quality, transparency, and regulatory compliance. Aurora has grown both organically and through acquisitions of companies with shared visions, and today this culture is ingrained in Aurora's over 2,500 employees across the globe.

"Our Q4 2019 guidance highlights Aurora's continued leadership," said Terry Booth, CEO of Aurora. "We set out to be best-in-class cultivators, and through carefully evaluated acquisitions, that vision continues to drive exceptional results today. We are the leader in cultivation capacity, production available for sale and revenues for cannabis in the Canadian medical and consumer markets. We continue to lead the build out of European and other international medical cannabis markets. Our success to date comes from a focus on quality, regulatory compliance, appropriate Board of Directors oversight, and delivering a profitable, low risk and sustainable business for our shareholders."

The preliminary estimated financial results and other data for the three months ended June 30, 2019 set forth above are subject to the completion of the Company's financial closing procedures. This data has been prepared by, and is the responsibility of, the Company's management. Aurora's independent registered public accounting firm, KPMG LLP, is in the process of performing year-end audit procedures with respect to the accompanying preliminary financial results and other data, and accordingly does not express an opinion or any other form of assurance with respect thereto. The Company currently expects that its final results of operations and other data will be consistent with the estimates set forth above, but such estimates are preliminary and Aurora's actual results of operations and other data could differ materially from these estimates due to the completion of its fiscal year-end audit procedures, final adjustments, and other developments that may arise between now and the time such annual audited consolidated financial statements for the twelve months ended June 30, 2019 are released.

The Company defines adjusted EBITDA as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill and intangible assets. Adjusted EBITDA from cannabis operations is defined as adjusted EBITDA for the Company's business units engaged in the production and sale of cannabis and legal derivatives thereof and excludes non-cannabis-related business units or operations.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release makes reference to certain non-IFRS measures, including certain industry metrics. These metrics and measures are not recognized measures under IFRS do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of review of our financial information reported under IFRS. This news release uses non-IFRS measures including "EBITDA", "adjusted EBITDA", "net cannabis revenue", "adjusted EBITDA from cannabis operations" and "production available for sale". EBITDA, adjusted EBITDA and production available for sale are commonly used operating measures in the industry but may be calculated differently compared to other companies in the industry. These non-IFRS measures, including the industry measures, are used to provide investors with supplementary measures of our operating performance that may not otherwise be apparent when relying solely on IFRS metrics. Definitions of the non-IFRS measures can be found in our most recent MD&A and in this news release.

This news release also includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to the Company's achievement of its production and revenue estimates and  the Company's ability to report positive adjusted EBITDA for cannabis operations and  production available for sale for Q4 2019 . These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, managements estimation of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, the impact of competition, and the possibility for changes in laws, rules, and regulations in the industry. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com

CO: Aurora Cannabis Inc.

CNW 07:00e 06-AUG-19